SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005
 GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The following U.S. GAAP financial information is provided as a supplement to the Form 6-K submitted on August 10, 2005 under Accession Number 0000903423-05-000591.

US GAAP Annex

GENESYS S.A.
U.S. GAAP CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands of euros, except share data)

	June 30, 2004	June 30, 2005

ASSETS	(in thousands of euros, except share data)
Current assets:
Cash and cash equivalents	€12,269	€8,486
Short-term portion of restricted cash	3,157	432
Un-billed accounts receivable	5,350	9,341
Accounts receivable, less allowances (€ 2,417 and € 2,097
at June. 30, 2004 and June 30,2005, respectively)	23,701	22,045
Prepaid expenses	2,201	2,314
Other current assets	5,294	4,622

Total current assets	51,972	47,240
Property and equipment, net	25,804	22,901
Goodwill, net	21,940	21,896
Customer lists, net	17,622	14,105
Technology, net	212	-
Investment in affiliated company	178	248
Deferred tax assets	235	463
Deferred financing costs, net	2,096	1,310
Other assets	1,875	1,663
Long-term portion of restricted cash	1,632	-

Total assets	€123,566	€109,826

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	€2,904	€3,322
Accounts payable	9,821	10,281
Accrued liabilities	5,343	4,832
Accrued compensation	7,320	6,778
Tax payable	8,426	6,229
Deferred revenue	108	57
Current portion of long-term debt	14,942	14,833
Current portion of capitalized lease obligations	15	37
Current portion of deferred tax liabilities	1,009	1,138
Current portion of other long-term liabilities	2,035	1,489
Other current liabilities	2,823	2,896

Total current liabilities	54,746	51,892
Long-term portion of long-term debt	80,710	66,244
Long-term portion of capitalized lease obligations	114	53
Long-term portion of deferred tax liabilities	4,016	2,748
Long-term portion of other long-term liabilities	1,828	749
Commitments and contingencies
Shareholders' equity:
Ordinary shares; €1.00 nominal value and 18,307,756 shares issued
and outstanding at June 30, 2004 and June 30, 2005	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares
at June 30, 2004 and June 30, 2005	65	65
Additional paid-in capital	197,130	197,129
Accumulated other comprehensive income	15,630	15,919
Deferred compensation		-
Accumulated deficit	(248,230)	(242,530)
	(17,097)	(11,109)
Less cost of treasury shares: 22,131 shares at June 30, 2004
and June 30, 2005	(751)	(751)

Total shareholders' equity	(17,848)	(11,860)

Total liabilities and shareholders' equity	€123,566	€109,826

GENESYS S.A.
U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of euros, except share data)

	Three Months ended June 30,		Six Months ended June 30,

	2004	2005	2004	2005

	(in thousands, except share data)
Revenue :
Services	€35,667	€36,215	€71,706	€70,331
Products	24	31	202	37

	35,691	36,246	71,908	70,368

Cost of revenue :
Services	13,288	12,516	27,059	24,825
Products	15	6	43	36

	13,303	12,522	27,102	24,861

Gross profit	22,388	23,724	44,806	45,507

Operating expenses :
Research and development	963	663	2,083	1,295
Selling and marketing	10,021	10,329	18,987	19,595
General and administrative	8,542	8,758	18,186	16,253
Restructuring charge (credit)	1,076	(88)	2,090	238
Impairment of goodwill and other intangibles	75,401		75,401
Amortization of intangibles	1,734	877	3,483	1,823

Total operating expenses	97,737	20,539	120,230	39,205

Operating income (loss)	(75,349)	3,185	(75,424)	6,302

Financial income (expense)
Interest income	28	13	101	42
Interest expense	(1,367)	(1,387)	(2,571)	(2,462)
Foreign exchange gain (loss)	(216)	(81)	(1,845)	(606)
Other financial expense, net	(15)	(324)	(433)	(381)

Financial income (expense), net	(1,570)	(1,779)	(4,748)	(3,407)

Equity in income of affiliated company	5	33	37	36

Income (loss) before taxes	(76,914)	1,439	(80,135)	2,932

Income tax expense	6,676	(31)	6,520	244

Net income (loss)	(70,238)	1,408	(73,615)	€3,175

Basic net income (loss) per share	€(3.82)	€0.08	€(4.01)	€0.17

Diluted net income (loss) per share	€(3.82)	€0.08	€(4.01)	€0.17

Number of shares used in computing basic
net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

Dilution effect on convertible notes

Number of shares used in computing diluted
net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2005
GENESYS SA

By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer